Exhibit 99.1

ARC Resources Ltd. Announces Sale of Saskatchewan Assets

CALGARY, Nov. 17, 2016 /CNW/ - (ARX – TSX) ARC Resources Ltd. ("ARC") announced today that it has reached an agreement to sell all of its Saskatchewan assets and operations, which produce approximately 7,500 barrels of oil equivalent ("boe"), to Spartan Energy Corp. (SPE – TSX) for a total cash consideration of $700 million. "Our talented field and technical teams were instrumental in creating significant value for our shareholders from our high-quality Saskatchewan assets over the past 20 years. This strategic transaction will allow ARC to continue to create value for shareholders by developing our premium-quality Montney asset base," said Myron Stadnyk, ARC's President and CEO. "Funds from this transaction will further strengthen ARC's balance sheet, provide additional optionality in funding our capital programs, and manage risk while transforming our business with larger-scale, highly-profitable projects." ARC has been actively managing its asset portfolio by divesting of over 14,000 boe per day of production since 2009. With this transaction, divestments of approximately 21,500 boe per day of production have led to increased operating and capital efficiencies, a continued focus on ARC's core Montney asset base, and will continue to improve ARC's long-term profitability.

ARC has numerous projects that can deliver profitable returns for its shareholders; these projects compete with the best opportunities in the tight oil and shale gas plays across North America. ARC is highly confident that the reserves and production divested will be more than replaced over time, as ARC develops its Montney opportunities in Dawson, Parkland/Tower, Sunrise, Pouce Coupe, Attachie, Septimus, Blueberry and Sundown; ARC's Total Petroleum Initially-in-Place ("TPIIP") in these properties is in excess of 90 Tcf of shale gas and 9.7 billion barrels of tight oil. In addition, ARC will continue to invest in its core Alberta properties at Ante Creek (conventional Montney light oil and natural gas) and Pembina (Cardium light oil).

ARC will update its 2017 budget and guidance with its fourth quarter 2016 news release in February, 2017. Effective January 1, 2017, ARC will eliminate the discount to the Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP"), subject to applicable regulatory and stock exchange approvals, and will review its DRIP and SDP programs in conjunction with the updated 2017 budget and guidance.

The sale includes approximately 7,500 boe per day of production, as at the third quarter of 2016, with 37,893 Mboe of proved plus probable reserves at year-end 2015. The transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals and customary post-closing adjustments. The transaction is expected to close on or about December 8, 2016, with an effective date of October 1, 2016. RBC Capital Markets is acting as exclusive financial advisor and Burnet, Duckworth & Palmer LLP is acting as legal counsel on the transaction.

Forward-looking Information and Statements

This news release contains forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information and statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to benefits of the proposed transaction (including creating value for shareholders by developing ARC's Montney asset base, strengthening ARC's balance sheet to fund capital programs and managing risk, transforming the business with larger-scale, highly-profitable projects, and improving long-term profitability), delivering profitable returns for shareholders, replacing reserves and production with the development of ARC's Montney opportunities, reserves and resource estimates, investment intentions with respect to ARC's Alberta properties, updating ARC's 2017 budget and guidance with ARC's fourth quarter 2016 news release, expected closing the proposed transaction, and other statements and information that are forward-looking in nature. Statements relating to "reserves" or "resources" are also forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources described can be profitably produced or recovered in the future.

The forward-looking information and statements contained in this news release reflect several material factors, expectations and assumptions of ARC, including, without limitation: the production performance of ARC's crude oil and natural gas assets; the cost and competition for services throughout the oil and gas industry in 2017; the results of exploration and development activities during 2017; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions for 2016 and 2017; the retention of ARC's key properties; that the asset disposition will be completed on the terms and timing anticipated; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties; changes in ARC's asset retention guidelines; increased debt levels or debt service requirements; inaccurate estimation of ARC's crude oil and natural gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; that the asset disposition does not close on the terms or timing anticipated or at all; the impact of competitors; and certain other risks detailed from time to time in ARC's Management's Discussion & Analysis and Annual Information Form.

The internal projections, expectations or beliefs are subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and ARC does not assume any obligation to publicly update or revise such information or statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Reserves Evaluation

The reserves estimates contained in this news release were prepared by GLJ Petroleum Consultants ("GLJ") who conducted an Independent Reserves Evaluation effective December 31, 2015 in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves evaluation was based on GLJ forecast pricing and foreign exchange rates at January 1, 2016. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. More detailed reserves-related information is included in ARC's Annual Information Form for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com.

NE BC Montney Resources Evaluation

The news release includes reference to TPIIP as per the GLJ Resources Evaluation as at December 31, 2015, prepared in accordance with the COGE Handbook. The above reference to 90 Tcf of shale gas is a reference to 90 Tcf of TPIIP (shale gas) as defined below. The above reference to 9.7 billion barrels of tight oil is a reference to 9.7 billion barrels of TPIIP (tight oil) as defined below. See ARC's news release entitled, "ARC Resources Ltd. Announces the 8th Consecutive Year of ~200% Reserves Replacement, 2015 Finding and Development Costs for 2P Reserves of $6.97 and a Significant Increase in Montney Resource Estimates in 2015", dated February 10, 2016 for a breakdown and estimate of the Discovered Petroleum Initially-in-Place ("DPIIP") and Undiscovered Petroleum Initially-in-Place ("UPIIP") for such shale gas resources and tight oil resources, the risks and the level of uncertainty associated with recovery of the resources, the significant positive and negative factors relevant to the estimates, a description of the applicable project or projects, the specific contingencies which prevent the classification of the resources as reserves and other cautionary statements. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. Resources are classified in the following categories:

Total Petroleum Initially-In-Place is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

Discovered Petroleum Initially-In-Place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of DPIIP includes production, reserves, and contingent resources; the remainder is unrecoverable.

Undiscovered Petroleum Initially-In-Place is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of UPIIP is referred to as "prospective resources" and the remainder as "unrecoverable."

Other Cautionary Statements

All amounts in this news release are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to boe based on a 6 Mcf:1 barrel ratio. The boe rate is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value. In accordance with Canadian practice, production volumes and revenues are reported on a company gross basis, before deduction of Crown and other royalties, and without including any royalty interest, unless otherwise stated. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on company gross reserves using forecast prices and costs.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.2 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue SW, Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 16:55e 17-NOV-16